Exhibit 99.14

NOTIFICATION OF PRELIMINARY RESULTS

In accordance with its normal practice, Imperial Tobacco Group will be issuing a trading update statement for the financial year ending 30 September 2006. It is intended that this will be at 12.00 noon (GMT) on Friday 15 September 2006.

Preliminary results for the year ended 30 September 2006 will be announced on Tuesday 31 October 2006.

ENQUIRIES

Alex Parsons	John Nelson-Smith & Nicola Tate
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Managers
Tel +44 (0)7967 467241	Tel: +44 (0)117 933 7032/7082